Exhibit 7.02

IDG-Accel China Growth Fund II L.P.

c/o IDG Capital Management (HK) Limited

Unit 5505, The Centre

99 Queen’s Road Central, Hong Kong

The Board of Directors

MEMSIC, Inc.

One Tech Drive

Suite 325

Andover, MA 01810

United States of America

November 10, 2012

Dear Sirs:

IDG-Accel China Growth Fund II L.P. (“IDG-Accel Growth II”), for itself and on behalf of its affiliated funds and its and their nominee entities (collectively, “IDG”), is pleased to submit this preliminary non-binding proposal to acquire all outstanding shares of common stock (the “Shares”) of MEMSIC, Inc. (the “Company”) not currently owned by IDG or its affiliates in a going-private transaction (the “Acquisition”). IDG and its affiliates currently own approximately 19.5% of the Shares of the Company.

We believe that our proposal of US$4 in cash per share of the Company’s Shares will provide a very attractive opportunity to the Company’s shareholders. This price represents a premium of approximately 130% to the Company’s closing price on November 9, 2012 and a premium of approximately 143% to the volume-weighted average price during the last 60 trading days.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We are confident in our ability to consummate an Acquisition as outlined in this letter.

1. Buyer. IDG intends to use a special purpose vehicle for the purpose of pursuing the Acquisition (“Acquisition Vehicle”). During the process and subject to the Board’s appropriate oversight, we would like to work with Mr. Yang Zhao, CEO of the Company, to formulate our definitive Acquisition proposal, which would include inviting Mr. Zhao and other selected members of the senior management of the Company to roll over their Shares in the Company to the Acquisition Vehicle. We do not currently have any agreement, arrangement or understanding with Mr. Zhao or any other member of the Company’s management with respect to the Acquisition.

2. Purchase Price. Our proposed consideration payable for the Shares acquired in the Acquisition will be US$4 per share, in cash.

3. Financing. We intend to finance the Acquisition primarily with equity capital in the form of cash and/or rollover equity in the Company. We are confident that we can timely secure adequate financing to consummate the Acquisition, and we expect the Acquisition would not be subject to any financing condition.

4. Due Diligence. We will be in a position to commence our due diligence for the Acquisition immediately upon receiving access to the relevant materials, subject a non-disclosure agreement with the Company, as appropriate.

5. Definitive Agreements. We are prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”) concurrently with our due diligence review. This proposal is subject to execution of the Definitive Agreements. These documents will include provisions typical for transactions of this type.

6. Confidentiality. IDG will, as required by law, promptly file a Schedule 13D to disclose this letter. We are sure you will agree with us that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7. Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize of course that the Board will evaluate the proposed Acquisition independently before it can make its determination whether to endorse it. Mr. Quan Zhou, as a director of the Company, will recuse himself from any Board discussion or evaluation relating to the Acquisition.

8. About IDG. IDG-Accel Growth II is a limited partnership registered under the laws of the Cayman Islands and a China-focused private equity fund. IDG-Accel Growth II and its affiliated funds mainly invest in China-related companies, focusing on companies in the information technology, media, healthcare, energy, clean technology and non-technology consumer businesses and services related industries.

9. Advisors. We have retained Skadden, Arps, Slate, Meagher & Flom LLP as our legal counsel in connection with this proposal and the Acquisition.

10. No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to an Acquisition. Such a commitment will result only from the execution of the Definitive Agreements, and then will be on the terms provided in such documentation. IDG-Accel Growth II may allocate any commitment with respect to an Acquisition among its affiliated funds, subject to any applicable internal approval.

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact Mr. Quan Zhou at +852-2529-1016. We look forward to speaking with you.

[Signatures to follow on next page]

Sincerely,

IDG-Accel China Growth Fund II L.P.

By:	IDG-Accel China Growth Fund II Associates L.P., its General Partner

By:	IDG-Accel China Growth Fund GP II Associates Ltd.,
its General Partner

By:	/s/ Quan Zhou
Name:	Quan Zhou
Title:	Authorized Signatory